September 30, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jay Ingram, Legal Branch Chief

Re:	Calithera Biosciences, Inc.
Registration Statement on Form S-1
File No. 333-198355

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, the representatives of the several underwriters (the “Representatives”), hereby join in the request of Calithera Biosciences, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on October 1, 2014 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 1,876 copies of the Preliminary Prospectus dated September 19, 2014 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the undersigned, as the Representatives of the underwriters, have confirmed that they have complied with and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Citigroup Global Markets Inc.
Leerink Partners LLC
As Representatives of the several Underwriters

By:	Citigroup Global Markets Inc.

By:	/s/ Kevin Gallagher
	Name:	Kevin Gallagher
	Title:	Managing Director

By:	Leerink Partners LLC

By:	/s/ Bryan Giraudo
	Name:	Bryan Giraudo
	Title:	Managing Director